

September 30, 2014

Via e-mail
Mark Irion
Chief Financial Officer
Neff Corporation
3750 N.W. 87th Avenue, Suite 400
Miami, FL 33178

> **Re:** **Neff Corporation**
> **Registration Statement on Form S-1**
> **Filed September 3, 2014**
> **File No. 333-198559**

Dear Mr. Irion:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its

effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

3.   We encourage you to file all exhibits with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness.

4.   Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Table of Contents

5.   In the paragraph following the table of contents you state that "[t]he information contained in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or any sale of the Class A common stock." This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale. Information that is conveyed after the time of sale or contract of sale is not taken into account for purposes of section 12(a)(2) or 17(a)(2) of the Securities Act. Please revise your disclosure accordingly.

Prospectus Summary, page 1

6.   In accordance with Item 10(e)(1)(i)(a) of Regulation S-K, please present net income prepared in accordance with US GAAP with equal or greater prominence than Adjusted EBITDA.

7.   We note your disclosure that as of June 30, 2014, you have a rental fleet with an original equipment cost of approximately $708.3 million. Please reconcile this amount to the amounts presented in your consolidated balance sheet and your disclosure on page 17. Please consider the need to provide Item 10(e)(1)(i) of Regulation S-K disclosures for your presentation of original equipment cost that does not agree to the amount presented in accordance with US GAAP.

8.   Please explain to us your intended presentation of pro forma liquidity on page 7, including a description of the calculation and specific pro forma adjustments and how you expect to meet the requirements of Rule 10(e) of Regulation S-K.

Industry Overview, page 2

9.   In the first paragraph of your disclosure you cite certain growth statistics relating the North American rental industry, based on data provided by the American Rental Association (ARA). Based on our review of ARA's website, the rental market appears to extend beyond equipment rentals serving the infrastructure and construction markets, to

also include light construction and DIY rentals, as well as party events and wedding rentals. Please revise your disclosure to quantify the percentage of the rental market serving the broader industrial and construction markets to help investors better assess how the forecasted growth of the entire North American rental industry would impact the growth of equipment rentals in particular.

Capitalize on Operating Leverage, page 6

10.   In an appropriate section of the filing, please explain the intended meaning of the term "greenfield expansion."

The Offering, page 12

Controlled company exemption, page 14

11.   Please revise your disclosure to focus on the most material aspects of this exemption, such as exemption from compliance with certain corporate governance standards. In this regard, we note your "Controlled Company Exception" discussion on page 94 highlighting among other things, the lack of required independent representation on your board.

Summary Historical and Pro Forma Consolidated Financial Data, page 16

12.   Please expand footnote 6 to include an explanation as to why EBITDA and Adjusted EBITDA are useful performance measures for investors in accordance with Item 10(e)(1)(i)(c) of Regulation S-K. Please also quantify each item listed in subnote (e).

Risk Factors, page 21

The amounts that we may be required to pay to our existing owners under the Tax … page 33

13.   Due to Wayzata's control position, please disclose, if true, that following this offering Wayzata may cause you to elect an early termination of the Tax Receivable Agreement, as well as discuss the circumstances when Wayzata may elect to do so. Please also clarify whether Wayzata will be able to determine or control the determination of the tax reporting positions upon which payments under the Tax Receivable Agreement will be calculated.

Unanticipated changes in effective tax rates or adverse outcomes resulting from … page 33

14.   Your reference to future earnings in countries with different statutory tax rates appears misplaced. As you do not have any international operations, please revise your disclosure accordingly.

<u>Risks Relating to This Offering and Ownership of Our Class A Common Stock, page 34</u>

<u>You may be diluted by future issuances of additional Class A common stock in …. page 35</u>

15.   You state that your certificate of incorporation and the Neff Holdings LLC Agreement
        will require that you and Neff Holdings at all times maintain a one-to-one ratio between
        the number of shares of Class A common stock issued by you and the number of
        common units owned by you. In an appropriate section of the filing, please revise your
        disclosure to discuss these provisions in detail, including how you will maintain the one-
        to-one ratio in the event, for example, of issuance of Class A common stock under the
        2014 Incentive Award Plan.

<u>For as long as we are an emerging growth company, we will not be required to … page 38</u>

16.   You state here that you have not made a final decision to take advantage of certain of the
        exemptions available to you as an emerging growth company. Please tell us when you
        intend that make that decision and whether your current executive compensation
        disclosures reflect the reduced disclosure obligations applicable to a smaller reporting
        company.

<u>Market Data, page 45</u>

17.   Please confirm that any of the market and industry data, reports or studies you refer to in
        your disclosures were not commissioned by you for use in this prospectus.

<u>Dividend Policy, page 46</u>

18.   Please disclose the amount of distributions made during each period presented to your
        predecessor's current member. See Rule 201(c) of Regulation S-K.

<u>Use of Proceeds, page 47</u>

19.   Please discuss the application of the proceeds from the Second Lien Loan, which was
        entered into on June 9, 2014. Please refer to Instruction 4 of Item 504 of Regulation S-
        K.

20.   It appears that a portion of the offering proceeds will be used to pay "fees and
        expenses… related to this offering." If the transaction bonuses payable under the
        Transaction Bonus Plan, which is discussed on page 107 of the registration statement,
        comprise "fees and expenses" to be paid with the proceeds of the offering, please revise
        your disclosure here to specifically highlight this use of proceeds.

Dilution, page 49

21.   We note your disclosure that Neff Holdings' net tangible book value as of June 30, 2014, is $536.0 million. Please provide us with your calculation. In this regard, we note that Neff Holdings' has total members' deficit of $343.7 million, goodwill of $58.8 million, and intangible assets, net of $17.4 million as of June 30, 2014.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 51

22. Please note that once you have included complete pro forma financial information in your Form S-1, we will need sufficient time to review such information and may have additional comments based on your compliance Article 11 of Regulation S-X, including an introduction to the pro forma financial information that fully complies with Article 11-02(b)(2) of Regulation S-X; disclosures that clearly communicate the nature and amounts of the adjustments being made including how you determined the adjustment amount per Article 11-02(b)(6); and disclosures for aspects of the Refinancing, Organizational, and Offering Transactions that have not been reflected in the pro forma financial statements per Article 11-02(b)(6).

23.   For your discussion of the Tax Receivable Agreement, please include an explanation for the agreement or provide a cross-reference to the disclosure in the Form S-1, when a liability will be triggered, how you intend to account for the tax receivable agreement, and how the agreement will/may impact your financial statements in the future.

24.   We note that the Neff Holdings LLC common units will be redeemable at the holders' option with you having the option to settle in shares or cash. Please tell us how you intend to account for your to-be-subsidiaries' redeemable equity in your consolidated financial statements subsequent to completion of the transactions along with the specific references to the accounting literature that supports your accounting. Please also include appropriate disclosures for this feature in your pro forma disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

Company Structure and Effects of the Organizational Transactions, page 64

25.   We note that you intend to enter into a Tax Receivable Agreement with your existing owners for which the payments are expected to be material. As such, please provide disclosures of the material terms of the income tax receivable agreement or provide a cross reference to where the terms are already disclosed. Please also disclose (a) the range of the future payments you expect to pay under the agreement; (b) the anticipated timing of the payments (e.g., payments to the existing owners will be made two months after we file an income tax return in which step-up tax benefits that are part of the agreement are utilized); and how you intend to fund the required payments.

Results of Operations, page 66

26.   Please quantify the impact each factor disclosed as materially impacting all line items comprising income from continuing operations for each period presented when multiple factors are disclosed. One example is to quantify the impact changes in rental rates and amount of equipment on rent (i.e., volume) had on the change in rental revenues. Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

27.   We note that the sum of depreciation of rental equipment and cost of rentals as a percent of rental revenues has significantly declined for the comparisons presented. However, the discussion and analysis provided for these line items do not provide investors with an understanding of the specific factors that led to the decline in costs as a percentage of revenue (i.e., the increase in gross profit margin). Please expand your disclosures to provide this discussion and analysis. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12(b)(3) and 501.12(b)(4) of the Financial Reporting Codification for guidance.

Cost of Rental Revenues, page 69

28.   You disclose that the increase in cost was primarily a result of increased payroll and payroll related expenses. In addition, in your "Cost of Rental Revenues" disclosure at the top of page 67, you indicate that these costs include payroll expenses for drivers and mechanics. Please expand your "Fleet Management" discussion on page 87 or another appropriate section of the filing, to discuss how you handle transportation of your rental equipment, whether your reference to payroll expenses for drivers refers to the driving of the rental equipment to and from a costumer's location, and confirm whether once the equipment is delivered to a customer, the customer takes complete charge of operating the rental equipment. In addition, please discuss whether a customer is required to obtain insurance coverage for the equipment during the period of utilization of the rental equipment, or whether such insurance coverage is provided by you.

Liquidity and Capital Resources, page 72

29.   In one of the risk factors on page 29, you state that you anticipate needing to purchase additional equipment in 2015 in order to supplement your current fleet. Please discuss, where appropriate, the anticipated amount of capital investment that you will be making in 2015 and the sources of funds for this investment. Refer to Item 303(a)(2) of Regulation S-K.

30.   We note that as of June 30, 2014, total assets ($612.1 million) are significantly less than total liabilities ($955.8 million) and it is not clear whether operating cash flows generated and availability under your Revolving Credit Facility will be sufficient to bridge the deficiency. We further note your statement that you believe cash flow from operations, available cash and cash equivalents, and the availability under your Revolving Credit Facility are sufficient to meet your liquidity needs for the foreseeable future. Please expand your disclosures to provide investors with a robust discussion and analysis of your sources and uses of cash in the short-term (i.e., in the next 12 months) and in the long-term. In this regard, please provide investors with a quantified summary of your sources of cash and your uses of cash both for the short-term and long-term in a tabular format. Please supplement this presentation with a discussion of potential unexpected sources and uses of cash. Please also explain to investors what the impact would be if you are unable to meet your debt obligations and/or other cash flow obligations through operating cash flows, available credit, and/or new financing and are in default of your obligations. Please refer to Sections 501.03 and 501.13 of the Financial Reporting Codification for guidance.

31.   We note that the financial covenants disclosed on page 74 are triggered in the event the availability under the Revolving Credit Facility falls below $42.5 million, or 10% of the aggregate commitments of all lenders. Please quantify the current amount equal to 10% of the aggregate commitments of all lenders. Please expand your disclosures to clarify if you are currently in compliance with those financial covenants in the event you were to borrow the $96.1 million disclosed on page F-13 as being available and tell us whether future non-compliance of any debt covenant is reasonably likely.

Critical Accounting Policies and Estimates, page 76

Goodwill and Intangibles with Indefinite Useful Lives, page 77

32.   Please expand your disclosures for testing goodwill for impairment as of the most recent testing date to clarify if the estimated fair value substantially exceeds the carrying value for your reporting unit. To the extent that the estimated fair values that is not substantially in excess of the carrying value, please provide the following disclosures for each of these reporting units:

- The percentage by which fair value exceeds the carrying value as of the most recent step one test.

- A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

- A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Valuation of Long-Lived Assets and Intangibles with Finite Useful Lives, page 78

33.   Please expand your disclosures to clarify if there were any events or circumstances that triggered a need to estimate the recoverable amount for any asset or asset group during fiscal year 2013 and the subsequent interim period. If you did test any assets or asset groups for impairment, please provide investors with a discussion of the facts and circumstances that led to the need to test for impairment and the carrying value of the asset(s) tested.

Business, page 80

34.   Please disclose when your predecessor was formed, as well as include a discussion of your bankruptcy. Please refer to Item 101(a)(1) of Regulation S-K.

Operations, page 86

Equipment Rentals, page 86

35.   Please disclose whether you enter into written lease agreements with your customers and whether the agreements have specific provisions for early termination.

Management, page 93

36.   Please disclose Mr. Continenza's business experience over the last five years to the extent he has held any positions in addition to his directorship roles. Please refer Item 401(e)(1) of Regulation S-K.

Board of Directors, page 94

37.   Please disclose which of your directors will be independent. Please refer to Item 407(a) of Regulation S-K.

Executive Compensation, page 96

38.   Please revise to include your second most highly compensated executive officer after Mr. Irion and provide relevant Item 402 of Regulation S-K disclosure. We note the third bullet point in your list of named executive officers.

Employment Agreements, page 97

39.   Please file the employment agreements with Messrs. Hood and Irion as exhibits to the
        registration statement.

Annual Cash Incentive Compensation, page 98

40.   Please disclose what level of target achievement the actual amount of the annual bonus
        paid to each of Messrs. Hood and Irion represents. Please also identify the nature of the
        KPOs for each named executive officer and whether they were achieved. For guidance,
        please refer to Item 402(o)(5) of Regulation S-K.

Equity-Based Compensation Awards, page 99

41.   We note that outstanding 2010 Employee Options will fully vest and become exercisable
        upon a change in control of Neff Holdings LLC. Please clarify whether the
        reorganization transactions would be considered a change in control of Neff Holdings
        LLC.

Director Compensation Table, page 102

42.   Please explain the difference in compensation between the two non-employee directors.
        In addition, if you expect to adopt a new director compensation program following the
        closing of the offering, please disclose.

Other Compensation Programs, page 107

43.   Please include discussions of the Neff Holdings LLC Amended and Restated Sale
        Transaction Bonus Plan and the Neff Holdings LLC 2014 Incentive Bonus Plan in your
        discussion of related party transactions.

44.   Please clarify whether the term "proceeds" in the context of the Neff Holdings LLC
        2014 Incentive Bonus Plan discussion, refers to the offering proceeds.

Certain Relationships and Related Party Transactions, page 111

Tax Receivable Agreement, page 111

45.   We note that interest begins accruing on payments under the tax receivable agreement
        upon the due date of your tax return, but that payments are not due for an undisclosed
        period of time after the filing of the return. Please disclose when payments are due under
        the tax receivable agreement.

Neff Holdings LLC Agreement, page 114

Common Unit Redemption Right, page 115

46.   At the end of this paragraph you disclose that at your election, the company may effect a
        direct exchange of cash or your Class A common stock for an existing member's
        common units in lieu of their redemption right. Please expand your disclosure to discuss
        the circumstances when you may effect a "direct exchange" and whether there are any
        restrictions on your ability to compel holders of LLC units to exchange their units for
        Class A common stock.

Underwriters, page 133

47.   To the extent applicable, please expand your disclosure at the top of page 134 to identify
        the underwriters that are planning on selling to discretionary accounts. Please refer to
        Item 508(j) of Regulation S-K.

48.   Please clarify which affiliates of your underwriters hold debt that will be repaid with the
        proceeds of this offering. Please refer to Item 508(a) of Regulation S-K.

Where You Can Find More Information, page 139

49.   Please revise to include all of the information required by Item 101(e)(2) of Regulation S-
        K, including our address.

Consolidated Statements of Operations, page F-18

50.   Please revise the line item, net income per share, under the Pro Forma Consolidated
        Statements of Operations section to include pro forma in the title.

Note 1 – Basis of Presentation, page F-21

Rental Equipment, page F-22

51.   Please disclose the gross amount of your rental equipment by category along with the
        amount of accumulated depreciation for each period presented. Please refer to your
        disclosure on page 2 and also Note 3 on page F-26 for your property and equipment.

Goodwill and Intangible Assets, page F-23

52.   Please expand your disclosure for testing goodwill for impairment to state the testing
        date.

<u>Pro Forma Statements of Operations (unaudited), page F-24</u>
<u>Earnings per unit, page F-25</u>

53.   Please tell us your consideration of including all distributions made within the most
        recent fiscal year and subsequent interim period in accordance with SAB Topic 1:B.3 for
        both your most recent annual and interim statements of operations. Please also note that
        the presentation should be calculated using distributions in excess of current year
        earnings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti,

for Pamela Long
Assistant Director

cc: Kirk A. Davenport II (*via e-mail*)
        Latham & Watkins LLP